UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2022

Commission File Number: 001-36903

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KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

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12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for Special Shareholder Meeting

Kornit Digital Ltd. (“Kornit” or the “Company”) hereby publishes notice of a special general meeting of shareholders (the “Meeting”), which is scheduled to take place at 12:00 p.m. (Israel time) on Thursday, December 29, 2022, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

Shareholders of record at the close of business on Tuesday, November 22, 2022 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of Special General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

Attached as Exhibit 99.2 to this Form 6-K is the Proxy Statement for the Meeting, which describes in greater detail each of the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Kornit’s significant shareholders.

Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by Kornit to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

Incorporation by Reference

The contents of Exhibits 99.1, 99.2 and 99.3 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749 and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.
Date: November 22, 2022	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice of Special General Meeting of Shareholders of Kornit Digital Ltd.
99.2	Proxy Statement for Special General Meeting of Shareholders of Kornit Digital Ltd.
99.3	Form of Proxy Card for Special General Meeting of Shareholders of Kornit Digital Ltd.